UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Other Events

On August 2, 2024, the Board of Directors of MultiMetaVerse Holdings Limited (the “Company”) adopted a 2024 Share Incentive Plan (the “Plan”) pursuant to which up to an aggregate of 9,810,000 ordinary shares, representing approximately 29.7% of the current outstanding ordinary shares of the Company, may be issued. The Plan was filed as an exhibit to the registration statement on Form S-8 which was filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2024, and is being incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 8, 2024

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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